March 8, 2005

Mail Stop 03-06

Patrick O'Brien
President and Chief Executive Officer
New World Batteries, Inc.
11718-232B Street
Maple Ridge BC, Canada V2X 7Z2

Re: New World Batteries, Inc.
    Registration Statement on Form 20-F
    Filed February 9, 2005
    File No. 000-51157

Dear Dr. O'Brien:

We have the following comments to your filing. Please file an amendment by April 1, 2005 to comply with our comments. If you cannot amend the filing by that time, you should consider withdrawing the filing before it becomes effective by operation of law. You could then refile when you are able to respond to the comments. Please note that you should file the request for withdrawal by April 7, 2005.

If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us why you filed the registration statement at this time.

Registration Statement Cover Page

2.   We note that you are authorized to issue Class A, Class B, Class C and Class D
        common stock. Please revise the cover page to indicate which class of your
        common stock you intend to register using this registration statement.

Part I

Item 3. Key Information – Page 3

A. Selected Financial Data – Page 3

3.   Please revise your disclosure to make clear that the financial information
        presented covers the period from your inception on August 30, 2004 to December
        31, 2004.

4.   Provide the exchange rate information required by Item 3.A.3.

B. Capitalization and Indebtedness – Page 4

5.   When disclosing dollar amounts in this section and throughout the registration
        statement, please make clear whether you are referring to U.S. or Canadian
        dollars. Also, revise your disclosure of dollar amounts so that they are consistent
        throughout the registration statement. We note, for example, that the price per
        share of your October 2004/January 2005 offering is indicated as "$0.25" per
        share in this section, "$0.25 Cdn." per share in Item 9.A.4. and "$0.30 (US
        $0.25)" per share in Note 5 to your financial statements.

6.   Clarify the extent to which your indebtedness is un-guaranteed or unsecured. In
        addition, if there is a material change in the amount of your indebtedness or
        outstanding securities, update the information in this section so that it is of a date
        no older than 60 days prior to the date of filing. See Form 20-F Item 3.B.

D. Risk Factors – Page 4

7.   Add a risk factor to disclose whether there is any potential difficulty for an investor to bring
        actions in US. courts against New World Batteries because of its status as a foreign company. In
        this regard, any additional disclosure should include the following:
        •   the extent to which an investor could effect service of process in the United
            States against New World Batteries and for any of its non-U.S. resident
            officers, directors, and experts named in the registration statement;
        •   and the extent to which an investor could enforce in a U.S. court or Canadian
            court U.S. court judgments based on the civil liability provisions of the U.S.

> federal securities laws against the Company or any of the above foreign persons; and
>
> - the extent to which a U.S. investor can bring original actions in Canadian courts against the company and the above foreign persons based on US. law, including the US. federal securities laws.

8.   Explain the risks of having authorized an unlimited number of shares in multiple classes. The explanation should include the anti-takeover effects and potential for practical elimination of existing holders' voting power.

9.   Add a risk factor that discusses the potentially material, adverse U.S. federal tax consequences to an investor should the U.S. Internal Revenue Service construe you to be a passive foreign investment company. Provide comparable PFIC disclosure in the U.S. Taxation section as well.

10.   Add a risk factor that discloses that, upon the effectiveness of this registration statement, as a foreign private issuer, you will be subject to Exchange Act reporting requirements that are different and, to a certain extent, more lenient than the reporting obligations of US, companies. Include in this discussion the fact that as a foreign private issuer:
- you will not be subject to the proxy requirements under Exchange Act Section 14;
- your officers, directors and tell percent or greater shareholders will not be subject to the insider short-swing profit disclosure and recovery regime under Exchange Act Section 16; and
- your interim reporting obligations will be governed largely by the laws and customs of your home jurisdiction.

<u>We have a limited operating history for investors to evaluate. – Page 4</u>

11.   Revise your disclosure to replace your reference to "risks and uncertainties frequently encountered by early sated companies" with specific references to the risks that you believe are material to your business.

<u>We may not be able to protect and enforce our patents . . . – Page 5</u>

12.   If you know or reasonably believe that you will be marketing your products or licensing your intellectual property in specific regions or countries, such as China, that protect a company's intellectual property to a much lesser extent than the United States and Canada, then identify these regions or countries in the risk factor.

Currency exchange risk – Page 6

13.   Clarify with greater specificity how your results of operation or financial
        condition could be adversely affected by fluctuations in the U.S.-Canadian dollar
        exchange rates or in the exchange rates between the U.S. or Canadian dollar and
        other currencies, such as the euro, in which your customers or suppliers may
        conduct business.

Item 4. Information on the Company – Page 8

B. Business Overview – Page 8

14.   Please provide the information regarding your plan of operation detailed in Item
        101(a)(2) of Regulation S-K. See Instruction 2 to Item 4.B. of Form 20-F.

Operations and Principal Activities – Page 9

15.   We note your intention to license the O'Brien Magnetizer, your magnetic
        supercapacitor, and your electroplating electromachining, and electrwinning
        processes. Please describe the status of development for each of your product
        candidates and processes. See Item 4.B.1. Include the dates of your
        developmental milestones, and describe the developmental remaining hurdles to
        commercialization.

NWB's Technology . . . – Page 10

16.   We note that you make numerous assertions regarding the performance of your
        product candidates and technology. Please provide us with the basis for these
        assertions. We note, for example, statements that your stirring effect "reduces
        internal resistance" and that the O'Brien Magnetizer is "a rapid and efficient
        magnetizer as compared with electromagnets." Please disclose the dates and
        results (both positive and negative) of any internal or independent tests designed
        to demonstrate the efficacy of your technology.

17.   Please disclose the date when the technology was developed and published.
        Please provide the journals you mention to us supplementally and clearly mark all
        supporting statements.

Batteries – Page 10

18.   Supplementally provide independent, objective support for your statements that
        "the value of the battery industry is in the order of 14 billion dollars per year" and

on page 11 that "the supercapacitor industry has a yearly value of 10 billion dollars." Please clearly mark all supporting statements.

19.   Revise the second paragraph to clarify whether your reference to "these rechargeable batteries" means batteries that currently use your technology.

20.   We note your disclosure that "a large multinational battery maker is working with us on this project." Disclose the nature of your relationship with this battery maker. If an agreement between you exists, describe its material terms and file it as an exhibit.

Patents – Page 12

21.   Please provide the disclosure required by Item 4.B.6. regarding your reliance on patents and licenses. Your disclosure should state clearly the extent to which your proposed products are protected by the patents and the duration of that protection.

Government Regulations and Legal Uncertainties – Page 13

22.   We noted your disclosure that you have only one employee, Patrick O'Brien. Please reconcile this with your disclosure on page 14 that identifies Robert O'Brien as your Chief Science Officer.

Item 5. Operating and Financial Review and Prospects – Page 13

23.   Please revise to explain the nature of the facilities and resources that are at the disposal of Dr. Patrick O'Brien. Explain the significant terms of any agreements related to your use of these facilities and resources. Clarify whether or not you must pay a fee in exchange for using the facilities and resources and tell us how you plan to account for this arrangement and why. Discuss whether or not you will require the use of any other facilities or resources to develop your products and, if you do, discuss the amount and source of funds you will require for this purpose.

24.   Explain how you obtained the research tax credit and how it affects your financial results.

25.   In an appropriate section of your filing, describe the third-party evaluation mentioned on page 17. Include the date and terms of the evaluation and positive and negative results.

Trend Information – Page 14

26.   Please provide the disclosure required by Item 5.D. of Form 20-F regarding known trends, uncertainties, events, etc. for at least the current fiscal year.

Contractual Obligation – Page 14

27.   Please file the employment agreement with Patrick O'Brien as an exhibit to the registration statement.

Item 6. Directors, Senior Management and Employees – Page 14

Business Experience – Page 15

28.   We note a statement on your web site stating that Patrick O'Brien "devotes 100% of his time to the affairs of the Company." Please reconcile this with the statement on page 15 that "Dr. O'Brien devotes substantial time to the affairs of NWB, though he continues to practice veterinary medicine on an occasional basis."

29.   Please clarify how Mr. Devlin is currently employed and what his recent business experience has been.

30.   Please tell us how you have ensured that Professor O'Brien's employers have no claims to the technology that he developed and transferred to New World Batteries. Also, with a view toward disclosure, tell us what research you have done to ensure that there are not other claims to the technology.

Executive Compensation – Page 16

31.   Please disclose the material terms of all option grants, including when options were granted and the expiration date, if any.

32.   Please clarify, if true, that you have granted Patrick O'Brien a total of 1,000,000 options, which vest over five years. Reconcile this with your disclosure under the subheading "Share Capital" on page 21 that as of February 7, 2005 you had only 260,000 options outstanding.

Code of Ethics – Page 17

33.   We note your statement that a code of ethics is available on your web site. Please provide us the exact address of the web page that includes your code of ethics.

Compliance with Section 16(b) of Securities Exchange Act of 1934 – Page 17

34.   As previously noted, the officers, directors and text percent or greater
        shareholders of a foreign private issuer are exempt from Exchange Act Section 16
        reporting requirements. Therefore, delete this subsection from the registration
        statement.

Share Ownership of Directors and Officers – Page 18

35.   We note your statement in the introductory paragraph that the amounts shown do
        not reflect options that have been issued but are not currently vested or
        exercisable. This disclosure, however, is required by Item 6.E.1. Also see the
        definition of "beneficial owner" in General Instruction F of Form 20-F. Please
        revise this section accordingly.

Item 7 – Major Shareholders – Page 18

36.   Provide the disclosure required by Item 7.A.2 of Form 20-F.

Item 8. Financial Information – Page 19

37.   Please revise Item 8A. to reflect the balance sheet "as of December 31, 2004" and
        to reflect each of the other statements "for the period August 30, 2004 (Inception)
        to December 31, 2004."

Item 9. The Offer and Listing – Page 19

A.5. Description of Securities – Page 19

38.   Explain how the distribution and liquidation rights of Class C and Class A
        shareholders differ.

Restrictions on Transfer – Page 20

39.   Clarify how your Articles of Incorporation define "publicly held." Also add
        appropriate risk factors to highlight the potential lack of liquidity resulting from
        this provision.

40.   We note your disclosure regarding the rights of first refusal granted by Article 29
        of your Articles of Incorporation. Supplementally identify the provisions of your
        Articles of Incorporation that limit the application of Article 29 to those times
        when New World Batteries is "not publicly held or a reporting company."

Item 10. Additional Information – Page 20

Share Capital – Page 20

41.   Provide the disclosure required by Item 10.A.6 of Form 20-F. Your disclosure
        should clearly indicate how the total currently outstanding shares were issued.

Memorandum and Articles of Incorporation – Page 21

42.   Clarify the vote required for shareholders to approve items that are not "special
        business."

43.   Clarify how the classes affect the presence of a quorum and voting. Must a
        quorum of each class be present? Must each class approve a proposal?

44.   Add appropriate risk factors to explain the effect of the 5% quorum.   Also
        explain the risk of the *per capita* voting in section 12 of your Articles of
        Incorporation.

45.   Disclose the material business items included in paragraph (i) on page 23.

C. Material Contracts – Page 23

46.   Please revise to disclose all material terms of the agreement between Robert
        O'Brien and New World Batteries. Please also provide us with your detailed
        analysis of why you believe this agreement provides you with an exclusive right
        to manufacture sell or sublicense products or technology based upon the
        intellectual property licensed under this agreement.

47.   Please provide us with copies of any assignments for the patents listed on page 12
        and confirm that these assignments have been recorded with the U.S. Patent and
        Trademark Office. If the patents have not been assigned, include a risk factor
        explaining any limitations on your ability, as a licensee, to file suit for patent
        infringement.

48.   Please include a risk factor regarding the fact that this agreement may, under the
        circumstances outlined in Exhibit 4.1 or otherwise, automatically terminate.

Taxation – Page 24

49.   A U.S. investor is entitled to know of the material tax *consequences,* rather that)
        just certain "considerations," under both U.S. and Canadian tax law regarding the
        ownership and disposition of your common shares. Therefore, revise the subtitles

of the Canadian and U.S. tax sections accordingly. Also, state in the first sentence under the United States Taxation subtitle that the summary discusses all material United States tax consequences, and revise the summary accordingly.

50.   Item 10.E of Form 20-F is not limited to income tax consequences. Please expand your disclosure accordingly.

51.   Expand the last paragraph to clarify whether those cited tax consequences apply to holders of your shares. If so, disclose those consequences.

Part III

52.   Item 10.G of Form 20-F requires an accountant's consent to be filed when an audit report is included in the filing. Please revise to include the consent of your auditors with any amendment to the filing. Note that the consent should be dated as close as practicable to the effective date of the registration statement on Form 20-F.

Note 2. Significant Accounting Policies – Page F-6

53.   Please revise to provide all of the disclosures required by SFAS 115 for your short-term investments, including your presentation of the changes in these investments in the statement of cash flows.

Note 4. Stock Options – Page F-8

54.   Revise your discussion to provide the disclosures required by paragraph 46 of SFAS 123. Specifically, disclose the total number of options available under the plan (if a formal plan has been adopted), shareholder approval requirements, the class of shares that will be issued upon the exercise of stock options, and vesting periods.

Note 5. Share Capital – Page F-8

55.   Revise this Note to describe the related parties that were party to these share capital transactions, and ensure that all related party transactions are disclosed in accordance with SFAS 57.

Exhibits

56.   Please file the Notice of Articles mentioned in Exhibit 1.

57.   File the option agreements issued to your management.

If you cannot amend your filing in the timeframe mentioned on page 1, please tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Dyer at (202) 824-5564 or Kate Tillan at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 824-5697 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dennis Brovarone, Esq.